Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

June 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, DC 20549

Attn: Stephany Yang

Re:	TLG Acquisition One Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed March 24, 2023

File No. 333-268349

Dear Ms. Yang:

On behalf of TLG Acquisition One Corp., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated April 7, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on March 24, 2023. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with this response letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR. Amendment No. 3 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosures contained in the Registration Statement.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings of Amendment No. 3. We are also providing, on a supplemental basis, a copy of Amendment No. 3 that has been marked to show changes made to Amendment No. 2 to the Registration Statement.

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich New York • Orange County • Palo Alto • Paris • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

June 8, 2023

Amendment No. 2 to Registration Statement on Form S-4 filed March 24, 2023

Risk Factors

Significant inflation could adversely affect our business..., page 41

1.

We note your risk factor indicating that significant inflation could adversely affect your business and financial results. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 46 of Amendment No. 3 to indicate that Electriq does not believe that recent inflationary pressures have materially impacted its operations.

Risk Factors

The warrant agreement designates the courts of the State of New York..., page 88

2.

We note your disclosure that the forum selection provision will not apply to actions arising under the Securities Act or Exchange Act. Please ensure that the forum selection provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

We respectfully acknowledge the Staff’s comment and have included disclosure on page 95 of Amendment No. 3 that clarifies that the forum selection provision contained in the warrant agreement will not apply to claims under the Securities Act, over which the federal and state courts have concurrent jurisdiction, and to suits brought to enforce any liability or duty created by the Exchange Act. We will include similar disclosure as appropriate in our Securities Act and Exchange Act filings in the future.

Risk Factors

The Proposed Charter will provide that the..., page 92

3.

We note that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for actions arising under the Securities Act. Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 98 of Amendment No. 3.

Unaudited Pro Forma Condensed Combined Financial Information, page 99

4.

Refer to adjustment (d) to the pro forma balance sheet on page 105. It appears the reference to item (c) in the pro forma statements of operations should be item (d) in the pro forma statements of operations. Please revise appropriately.

Response:

We respectfully acknowledge the Staff’s comment and note the collective adjustments and references have been revised where applicable to reflect the revised facts and circumstances included throughout Amendment No. 3.

U.S. Securities and Exchange Commission

June 8, 2023

5.

Refer to adjustment (f) to the pro forma balance sheet on page 106. Please disclose if there were changes in the conversion terms of the O’Shanter note payable and explain any accounting implications of issuing the new incentive shares.

Response:

We respectfully acknowledge the Staff’s comment and note that the previous conversion of the O’Shanter note payable is now part of the Pre-Closing Loan Conversion in which $10.1 million of Electriq notes and accrued interest are converted into Electriq common stock and Electriq cumulative preferred stock. The transaction no longer includes the issuance of new incentive shares as contemplated in Amendment No. 2. We have revised pages 108 and 115 of Amendment No. 3 accordingly.

6.

We note disclosures that the maximum redemption scenario assumes 7,488,405 Public Shares are redeemed (for example, in the Cover Letter and on pages xiii, 2, 17, 25, 27, 71, 101, and 188) are not consistent with other disclosures that appear to indicate the redemption of 7,448,405 Public Shares (for example, on pages xiv, 3, 26, 101, and 106). Please clarify or correct any inconsistencies throughout the filing and any corresponding percentages, as necessary.

Response:

We respectfully acknowledge the Staff’s comment and note that the maximum redemption scenario has been revised to reflect 7,804,727 Public shares such that approximately $1.5 million remains in the Trust Account and have revised the cover letter and pages xvi, 2, 30, 76, 108, 116 and 206, among others, of Amendment No. 3 accordingly.

7.

We note your responses to prior comments 7 and 8. Please disclose which fees, incurred in connection with the business combination, service providers have agreed to defer payments for, quantify the amounts deferred, and explain the terms of the deferrals, including when the fees will be required to be paid. In addition, in regard to adjustment (c) to the pro forma balance sheet, please disclose which fees will be paid in cash and explain why these cash payments do not appear to reduce any accrued amounts disclosed in adjustment (c) to the pro forma balance sheet.

Response:

We respectfully acknowledge the Staff’s comment and note that approximately $9.0 million of transaction costs with various vendors are expected to be deferred at Closing, including legal fees of approximately $3.9 million and banker fees of approximately $1.2 million, with all parties agreeing to defer payment for up to 12 months from Closing pursuant to the deferral agreements with respective service providers. In addition, approximately $1.5 million of retention bonuses are deferred and payable six months after Closing. Approximately $2.4 million in transaction costs that are expected to be deferred at Closing with similar terms as the other service providers is still being negotiated as of the date hereof. We have revised pages 29 and 108 of Amendment No. 3 accordingly.

As described in adjustment (f), the pro forma balance sheet reflects the payment of $12.8 million in transaction costs in connection with the Closing ($5.9 million being paid from the proceeds of additional Working Capital Loan proceeds and $6.9 million being paid from available cash on hand). The accrued expenses account balance has been reduced by $12.8 million to reflect the payment of these transaction costs. We have revised pages 111 and 116 of Amendment No. 3 accordingly.

U.S. Securities and Exchange Commission

June 8, 2023

8.

We note your response to prior comment 8 and the disclosures in adjustment (e) to the pro forma balance sheet that you intend to raise $30 million in additional equity financing and is reflected in the pro forma financial statements; however, absent agreements to raise additional equity, please more fully explain to us how you determined reflecting the equity proceeds in the pro forma financial statements is probable as required by Rule 11-01(a) of Regulation S-X. We also note your response indicates the proposed business combination can proceed with less than $30 million in additional equity financing; therefore, please more fully explain to us how you determined the pro forma financial statements appropriately reflect the range of possible results (i.e. proceeds of less than $30 million in additional equity financing under each redemption scenario) or revise them as required by Rule 11-02(a)(10) of Regulation S-X.

Response:

We respectfully acknowledge the Staff’s comment and have revised the cover letter and pages xiv, xv, 19, 20, 21, 29, 107 and 108, among others, in Amendment No. 3 to include disclosure regarding the following Financing Transactions:

•

Pre-Closing Financings: the purchase of an aggregate of shares of Electriq common stock for $17.0 million, together with shares of Electriq cumulative preferred stock as an incentive, including (i) $10.0 million from Mr. Lawrie, together with 500,000 shares of Electriq cumulative preferred stock as an incentive, (ii) $4.5 million from an affiliate of an existing Electriq stockholder and (iii) $2.5 million in the aggregate from funds managed by GBIF Management Ltd. and another Electriq stockholder;

•

Pre-Closing Loan Conversion: the conversion of approximately $10.1 million of Electriq notes and accrued interest (excluding the Lawrie Notes) to shares of Electriq common stock and Electriq cumulative preferred stock as an incentive;

•	Lawrie Closing Financing: the purchase of 500,000 shares of TLG common stock, together with 250,000 shares of TLG preferred stock as an incentive, for $5.0 million from Mr. Lawrie;

•	Lawrie Notes Conversion: the conversion of the Lawrie Notes into 1,062,500 shares of TLG common stock and 425,000 shares of TLG preferred stock, which is subject to the Closing;

•

Working Capital Loan Conversion: the conversion of approximately $9.8 million of working capital loans, comprised of (i) approximately $8.3 million of working capital loans at Closing into approximately 830,300 shares of TLG common stock and 415,150 shares of TLG preferred stock as an incentive and (ii) approximately $1.5 million of working capital loans for 1,000,000 Private Placement Warrants; and

•

Post-Closing Lawrie Investment: the purchase by Mr. Lawrie of up to 300,000 shares of TLG common stock at $10.00 per share, together with up to 150,000 shares of TLG preferred stock as an incentive, for up to $3.0 million, which is only required to be funded 90 days after closing of the Merger to the extent the total funded in the Pre-Closing Financings, the Closing Financings plus any amounts remaining in the Trust Account at closing of the Merger and any additional amounts raised by TLG from any other sources is less than $28.0 million.

As the Financing Transactions are supported by executed agreements, these transactions meet the requirements for inclusion in the pro forma financial statements pursuant to Rule 11-01(a) of Regulation S-X, and that the pro forma financial statements presented appropriately reflect the range of possible results in accordance with Rule 11-02(a)(10) of Regulation S-X.

U.S. Securities and Exchange Commission

June 8, 2023

9.

We note your disclosure one of the conditions to the Business Combination is TLG will have at least $5,000,001 of net tangible assets as of the date of the Closing and your disclosure the Maximum Redemption Scenario satisfies this condition. We also note it now appears TLG’s historical liabilities will remain outstanding as of the Closing; therefore, it is not clear if or how the Maximum Redemption Scenario will satisfy the net tangible asset condition. Please revise the filing to clarify how you determined the net tangible asset condition will be satisfied under the Maximum Redemption Scenario currently presented.

Response:

We respectfully acknowledge the Staff’s comment and note the Merger Agreement has a closing condition that states that we will have net tangible assets of at least $5,000,001 either prior to or upon consummation the Closing Date of such business combination. We consider all committed sources of capital that would be available to us in the measurement of redeemable shares, including the Financing Transactions. The condition that we have net tangible assets of at least $5,000,001 can be measured upon consummation of a business combination. As disclosed in the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, after giving effect to the Business Combination and the other transactions contemplated by the Merger Agreement, the combined company’s pro forma combined total net tangible assets are approximately $88.0 million assuming no redemptions, $46.5 million assuming 50% redemptions, and $6.5 million assuming maximum redemptions, each of which exceed the $5,000,001 the net tangible assets requirement. We have revised pages xxiii, 102, 109, 149, 152 and 197 of Amendment No. 3 accordingly.

10.

Refer to note 3 on page 107. Please revise or clarify why potentially dilutive securities do not include outstanding stock options of Electriq that appear will be converted into stock options of the combined entity. This comment is also applicable to disclosures of additional dilution sources throughout the filing.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages 118 and 119 of Amendment No. 3, to reflect the additional sources of dilution in Note 3 and throughout the filing, including the Electriq stock options being assumed and converted into New Electriq stock options at Closing.

Electriq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources of Liquidity, page 180

11.

We note your disclosure that the Business Combination includes $41.5 million of additional equity financing raised through the issuance of 2,500,000 shares of Class A common stock at $10.00 per share, and that 1,250,000 Incentive Shares are allocated to the financing stockholders. Please correct or reconcile these amounts to disclosures elsewhere in the filing, for example, on page 2 where you disclose $30.0 million of additional equity financing will be raised through the issuance of 4,500,000 shares of Class A common stock (including 1,500,000 Incentive Shares). This comment is also applicable to the additional equity financing disclosures on page 71 in which the maximum redemption scenario also assumes $25.0 million of additional equity financing.

Response:

We respectfully acknowledge the Staff’s comment and note the Financing Transactions have been revised throughout the filing as discussed in our response to comment number 8 above.

U.S. Securities and Exchange Commission

June 8, 2023

Unaudited Prospective Financial Information of Electriq, page 238

12.

Revise your disclosure to explain how your updated financial projections are representative of your current business operations and future plans, given that you generated approximately $16.0 million in revenue in the fiscal year ended December 31, 2022.

Response:

We respectfully acknowledge the Staff’s comment and note that, on page 268 of Amendment No. 3, Electriq discloses that the financial projections are not in line with Electriq’s historic operating trends, but that Electriq believes they are appropriate in light of Electriq’s strategic plan.

U.S. Federal Income Tax Considerations, page 274

13.

We note your disclosure on page 275 that Exhibit 8.1 is the opinion of Ellenoff Grossman. Similarly, we note your disclosure on page 277 that Exhibit 8.2 is the opinion of Gibson Dunn. Exhibit 8.1 appears to be the opinion of Gibson Dunn, and Exhibit 8.2 appears to be the opinion of Ellenoff Grossman. Please revise accordingly.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages 304 and 306 of Amendment No. 3.

Exhibits

14.

We note you entered into a multi-year agreement with a major U.S. clean-energy company. Please file the agreement as an exhibit to this registration statement or advise why you believe it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and note that the agreement with a major U.S. clean-energy company referenced in the comment is, by its terms, confidential. Electriq is prohibited, under the terms of that agreement, from disclosing confidential information without the counterparty’s consent. We are in the process of seeking consent from the major U.S. clean-energy company to file the agreement as an exhibit to the Registration Statement. If the necessary consent is received prior to the filing of the next amendment to the Registration Statement, we will include that agreement as an exhibit in that amendment to the Registration Statement.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale

Gerald M. Spedale

GIBSON, DUNN & CRUTCHER LLP

cc:	John Michael Lawrie, Chief Executive Officer